                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )*


                               MySoftware Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   628633 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Steven Purcell
                     c/o American Business Information, Inc.
                             5711 South 86th Circle
                                 P.O. Box 27347
                              Omaha, NE 68127-0347
                                 (402) 593-4500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 13, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 628633 10 9                            Page    2     of   11     Pages
                                                      --------    --------




  1    NAMES OF REPORTING PERSONS
       American Business Information, Inc.
       470751545
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                      (a)[X]
                                                                                                (b)[ ]
  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
       WC

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)                                                                                [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

   NUMBER OF       7    SOLE VOTING POWER
     SHARES                                                                              0
   BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY                                                                        204,500
      EACH         9    SOLE DISPOSITIVE POWER
   REPORTING                                                                              0
     PERSON       10    SHARED DISPOSITIVE POWER
      WITH                                                                          204,500

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 204,500(A)
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]
        (SEE INSTRUCTIONS)

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                    4.8%
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO

(A) Excludes 69,000 shares beneficially owned by Vinod Gupta, Chairman of the Board of Directors of American Business Information, Inc.

                                  SCHEDULE 13D


CUSIP No. 628633 10 9                            Page    3     of   11     Pages
                                                      --------    --------



  1    NAMES OF REPORTING PERSONS
       Vinod Gupta
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                      (a)[X]
                                                                                                (b)[ ]
  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)                                                                                [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S. Citizen

   NUMBER OF       7    SOLE VOTING POWER
     SHARES                                                                         69,000
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY                                                                       204,500(A)
      EACH         9    SOLE DISPOSITIVE POWER
   REPORTING                                                                        69,000
     PERSON       10    SHARED DISPOSITIVE POWER
      WITH                                                                         204,500(A)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                   273,500(A)
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]
        (SEE INSTRUCTIONS)

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                      6.5%
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN

(A) Includes 204,500 shares beneficially owned by American Business Information, Inc., of which Mr. Gupta is Chairman of the Board of Directors.

                                  SCHEDULE 13D


CUSIP No. 628633 10 9                            Page    4     of   11     Pages
                                                      --------    --------


   Item 1. Security and Issuer.

   The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of MySoftware Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2197 East Bayshore Road, Palo Alto, CA, 94303.

  Item 2. Identity and Background.

  American Business Information, Inc., a Delaware corporation ("ABI"), is a provider of business and consumer marketing information products and data processing services. The address of ABI is 5711 South 86th Circle, P.O. Box 27347, Omaha, NE 68127-0347. During the last five years, ABI has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Information about ABI's executive officers and directors is incorporated herein by reference to Exhibit A.

   Vinod Gupta's business address is 5711 South 86th Circle, P.O. Box 27347, Omaha, NE 68127-0347. Mr. Gupta is the Chairman of the Board of Directors of ABI, which is a provider of business and consumer marketing information products and data processing services. The address of ABI is 5711 South 86th Circle, P.O. Box 27347, Omaha, NE 68127-0347. During the last five years, Mr. Gupta has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gupta is a U.S. citizen.

   Item 3. Source and Amount of Funds or Other Consideration.

   All of the securities of the Issuer disclosed on the cover pages to this
Schedule 13D are held of record by the persons and/or entities listed below. The source of funds used in the acquisition of such securities by ABI was the general working capital of ABI. The personal funds of Vinod Gupta were the source of funds used in the acquisition of such securities by Vinod Gupta.

                                           Aggregate
                                           Number of           Aggregate         Weighted Average
Holder                                    Shares Held         Amount Paid         Price Per Share
------                                    -----------         -----------         ---------------
ABI                                         204,500         $1,135,681.85             $5.55
Vinod Gupta                                  69,000           $235,627.00             $3.41

   See also Exhibit A.

                                  SCHEDULE 13D


CUSIP No. 628633 10 9                            Page    5     of   11     Pages
                                                      --------    --------



   Item 4. Purpose of Transaction.

The acquisitions of the shares of the Issuer's Common Stock that are the subject of this filing were made for the purpose of investment and not with a view to distribution of the shares or with a view toward acquiring control of the Issuer. However, ABI has contacted the Issuer, and if the Isuer is willing to consider discussions related to a potential acquisition of the Issuer by ABI, ABI would also be willing to consider such discussions. The Item 2 Persons with the power to do so may sell, or cause to be sold, all or part of such shares or acquire, or cause to be acquired, additional securities of the Issuer depending on market conditions and other economic factors.

   Except as described above, no Item 2 Person has any current commitments that relate to or would result in:

   1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   5. Any material change in the present capitalization or dividend policy of the Issuer;

   6. Any other material change in the Issuer's business or corporate structure;

   7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

   10.  Any action similar to any of those enumerated above.

   See also Exhibit A.

Item 5. Interest in Securities of the Issuer.

   (a) and (b)This Schedule 13D shall not be construed as an admission that any
Item 2 Person is, either for purposes of Section 13(d) or 13(g) of the Act or for

                                  SCHEDULE 13D


CUSIP No. 628633 10 9                            Page    6     of   11     Pages
                                                      --------    --------


other purposes, the beneficial owner of any Common Stock disclosed in this
Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by each Item 2 Person are as follows:


                            Common Stock
                            Beneficially         % of                                      Dispositive
Item 2 Person                  Owned          Class(1)          Voting Power                 Power
-------------                  -----          --------          ------------                 -----
ABI                          204,500(2)          4.8%                sole                      sole
Vinod Gupta                  273,500(3)          6.5%          sole and shared(2)        sole and shared(2)


------------------------------------

(1) All percentages in this table are based, pursuant to Regulation 13d-1(j) of the Securities Exchange Act of 1934, on the 4,235,856 shares of Common Stock of the Company outstanding as of December 31, 1997, as reported in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997.

(2) Excludes 69,000 shares beneficially owned by Vinod Gupta, Chairman of the Board of Directors of ABI.

(3) Includes 204,500 shares beneficially owned by ABI, of which Mr. Gupta is the Chairman of the Board of Directors. Mr. Gupta has shared voting and dispositive power over such shares and has sole voting and dispositive power over the 69,000 shares beneficially owned by Mr. Gupta.

        (c) The following is a list of all transactions in the Issuer's securities by the Item 2 Persons effected after February 12, 1997, all of which were open market purchases.


                                                                        Aggregate Percentage Ownership
                                                         Price            of All Item 2 Persons After
                                          Shares          Per            Transactions Effected on Date
Purchaser                    Date        Purchased       Share                      Listed
---------                    ----        ---------       -----              ---------------------
ABI                         4-13-98        1,500         $3.88                     5.3%(1)
ABI                         4-15-98       25,000         $4.25                     5.9%(1)
ABI                         4-20-98        5,000         $4.41                     6.0%(1)
ABI                         4-21-98       20,000         $4.34                     6.5%(1)

-----------------------------------

(1) Indicated percentages are based, pursuant to Regulation 13d-1(j) of the Securities Exchange Act of 1934, on the 4,235,856 shares of Common Stock of

                                  SCHEDULE 13D


CUSIP No. 628633 10 9                            Page    7     of   11     Pages
                                                      --------    --------


        the Company outstanding as of December 31, 1997, as reported in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997.

(d)     Inapplicable.

(e)     Inapplicable.

See also Exhibit A.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Vinod Gupta is the Chairman of the Board of Directors of ABI, and as of April 3, 1998, Mr. Gupta owned approximately 34.9% of the outstanding voting stock of ABI. There are no written contracts, arrangements or understandings between Mr. Gupta and ABI with respect to the shares of the Issuer, however, ABI and Mr. Gupta presently expect to act in concert with respect to such shares in the future.

   See also Exhibit A.

Item 7.  Material to be Filed as Exhibits.

   The following exhibits are attached hereto:

  A - List of Executive Officers and Directors of ABI

  B - Statement Appointing Designated Filer and Authorized Signer

                                  SCHEDULE 13D


CUSIP No. 628633 10 9                            Page    8     of   11     Pages
                                                      --------    --------


                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 22, 1998

AMERICAN BUSINESS INFORMATION, INC.,
a Delaware Corporation

By:   /s/ Vinod Gupta
   ----------------------------------------------
          Vinod Gupta, Authorized Signatory

VINOD GUPTA

By:   /s/ Vinod Gupta
   ----------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 628633 10 9                            Page    9     of   11     Pages
                                                      --------    --------


                                    EXHIBIT A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                       AMERICAN BUSINESS INFORMATION, INC.


Name                             Principal Occupation
----                             --------------------
Vinod Gupta (1)                  Chairman of the Board of Directors
Scott Dahnke (1)                 Chief Executive Officer of ABI
Jon H. Wellman (1)               President and Chief Operating Officer of ABI
Gregory Back                     Executive Vice President of ABI
William Chasse                   Executive Vice President of ABI
Monica Messer                    Executive Vice President of ABI
William Kerrey                   Senior Vice President of ABI
Steven Purcell                   Chief Financial Officer and Secretary of ABI
Al Ambrosino                     President of Database America
Harold W. Andersen (1)           Contributing Editor to Omaha World Herald and Retired Publisher of
                                 Omaha World Herald Company
Paul A. Goldner (1)              Consultant to ABI
Gautam Gupta (1)                 President and Chief Executive Officer of IDE Corporation and
                                 IDEAssociates, Inc.
George Haddix (1)                Individual Investor
Jon D. Hoffmaster (1)            Consultant to ABI
Elliot S. Kaplan (1)             Senior Partner at Robins, Kaplan, Miller & Ciresi, L.L.P.
George Kubat (1)                 President and Chief Executive Officer of Phillips Manufacturing Co.

-----------------------

(1) Director of ABI

      Items 3, 4, 5 and 6 are not applicable to any of the executive officers or directors of ABI, with the exception of Vinod Gupta.

                                  SCHEDULE 13D


CUSIP No. 628633 10 9                           Page    10     of   11     Pages
                                                     ---------    --------


                                    EXHIBIT B

           STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNER


        Each of the undersigned entities and individuals (collectively, the "Reporting Persons") hereby designates the entity listed in Column II of
Schedule 1 hereto, or such other person or entity as is designated in writing by Vinod Gupta (any such entity is referred to as the "Designated Filer") as the beneficial owner to make filings of Schedules 13D and 13G (and any amendments thereto) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and of Forms 3, 4 and 5 (and any amendments thereto) pursuant to
Section 16(a) of the Exchange Act (collectively, the "Reports") with respect to the securities of the entities listed in Column I of Schedule 1 hereto and with respect to the securities of any other entity whose securities are now, or hereafter become, publicly traded and whose securities are beneficially owned (directly or indirectly) both by such Reporting Person and by such Designated Filer (collectively, the "Companies").

        Each Reporting Person hereby further authorizes and designates VINOD GUPTA (the "Authorized Signatory") to execute and file on behalf of such Reporting Person the Reports with respect to the securities of the Companies, including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that such Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of such Reporting Person's ownership of, or transactions in securities of the Companies.

        The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file Schedules 13D or 13G or Forms 3, 4 and 5 with respect to the Reporting Person's ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person's responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.


Date: April 22, 1998
                                   AMERICAN BUSINESS INFORMATION, INC.,
                                   a Delaware Corporation


                                   By:      /s/ Steven Purcell
                                      ------------------------------------------
                                      Steven Purcell, Chief Financial Officer


Date: April 22, 1998

                                           /s/ Vinod Gupta
                                      ------------------------------------------
                                               Vinod Gupta

                                  SCHEDULE 13D


CUSIP No. 628633 10 9                           Page    11     of   11     Pages
                                                     ---------    --------

                                   SCHEDULE 1


Column I                               Column II              Persons/Entities on Whose Behalf
Publicly Traded Company                Designated Filer       the Designated Filer May Act
-----------------------                ----------------       ----------------------------
MySoftware Company                     American Business      American Business Information, Inc.
                                       Information, Inc.      Vinod Gupta